Enterra Energy Trust Reduced Bank Debt by $76.5 Million in 2008

Calgary, Alberta – (Marketwire – February 10, 2009) Enterra Energy Trust (“Enterra”) reduced its total bank debt by an additional $7.3 million during the fourth quarter of 2008, for a total reduction of $76.5 million in the year. At December 31, 2008, Enterra’s net debt was as follows (all dollars Canadian):

▪ Bank debt	$95.5 million
▪ Less: Cash	13.6 million
▪ Less: Working capital (current receivables minus current payables)	7.9 million
▪ Less: Note receivable bearing interest at 12 percent	17.4 million
▪ Net debt	$56.6 million

“Contributions from our hedging position in the fourth quarter of 2008 helped us to enter 2009 with a stronger balance sheet, despite severe declines in commodity prices during the period,” commented Don Klapko, President and Chief Executive Officer. “Our bank debt level is well in hand and this puts us in a healthy position to take advantage of alternative investment opportunities which may compete with our drilling inventory, given the current market conditions.”

Enterra’s current bank lending is considerably below its approved borrowing base. This borrowing base is under its semi-annual review and management is confident that any retraction of the borrowing base due to lower commodity prices will not have a material impact on Enterra’s business. Due to the floating interest rate structure on the existing credit facilities, Enterra’s bank interest expenses are currently at historical lows near 2.5 percent.

Enterra also has outstanding debentures with a face value of $120.3 million. These debentures are a form of long term debt with maturities in 2011 ($80.3 million) and 2012 ($40.0 million). They can be paid out or converted to equity at their respective maturities.

Blaine Boerchers, Chief Financial Officer added, “Our improved cash position and available credit facility have put us in reasonably good shape to deal with the economic uncertainties that are in front of us. We are constantly reassessing our capital spending and operational plans to ensure that we achieve the best returns possible, while working within our available cash flow.”

About Enterra Energy Trust

Enterra is an exploration and production oil and gas trust based in Calgary, Alberta, Canada with its United States operations office located in Oklahoma City, Oklahoma.  Enterra’s trust units are listed on the Toronto Stock Exchange (ENT.UN) and the New York Stock Exchange (ENT).  The Trust portfolio of oil and gas properties is geographically diversified with producing properties located principally in Alberta, British Columbia, Saskatchewan and Oklahoma.  Production is comprised of approximately 63 percent natural gas and 37 percent crude oil and natural gas liquids.  Enterra has compiled a multi-year drilling inventory for its properties.

Forward-Looking Statements

Certain information in this press release constitutes forward-looking statements under applicable securities law. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may," "should," "anticipate," "expects," "seeks" and similar expressions. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with oil and gas production; marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions or dispositions; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws and regulatory matters. Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional information on these and other factors that could affect Enterra's operations or financial results are included in Enterra's reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov), Enterra's website (www.enterraenergy.com) or by contacting Enterra. Furthermore, the forward looking statements contained in this news release are made as of the date of this news release, and Enterra does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.

For further information please contact:

Kristin Mason

Investor Relations Coordinator

(403) 263-0262 or (877) 263-0262

info@enterraenergy.com

www.enterraenergy.com